CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T 1

STATEMENT OF ELIGIBILITY UNDER THE TRUST
INDENTURE ACT OF 1939 OF A CORPORATION
DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☐

HSBC Bank USA, National Association

(Exact name of trustee as specified in its charter)

N/A	20-1177241
(Jurisdiction of incorporation	(I.R.S. Employer
or organization if not a U.S.	Identification No.)
national bank)

1800 Tyson’s Boulevard, Ste 50
McLean, VA	22102
(Address of principal executive offices)	(Zip Code)

Peter Snodgrass, SVP
HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York 10018-2706
Tel: (212) 525-4456
(Name, address and telephone number of agent for service)

STAPLES, INC.

(Exact name of obligor as specified in its charter)

DELAWARE	04-2896127
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

500 Staples Drive
Framingham, Massachusetts	01702
(Address of principal executive offices)	(Zip Code)

SEE TABLE OF ADDITIONAL REGISTRANTS

Christine T. Komola
Senior Vice President and Chief Financial Officer
Five Hundred Staples Drive
Framingham, Massachusetts 01702

(508) 253-5000

Copy To:

Mark G. Borden, Esq.	Michael T. Williams, Esq.
Erika L. Robinson, Esq.	Senior Vice President and General Counsel
Wilmer Cutler Pickering Hale and Dorr LLP	Staples, Inc.
60 State Street	500 Staples Drive
Boston, MA 02109	Framingham, MA 01702
(617) 526-6000	(508) 253-5000

Debt Securities
Guarantees of Debt Securities

(Title of Indenture Securities)

General

Item 1.           General Information.

Furnish the following information as to the trustee:

(a)           Name and address of each examining or supervisory authority to which it is subject.

Comptroller of the Currency, New York, NY.

Federal Deposit Insurance Corporation, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C.

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.           Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-15.           Not Applicable

Item 16.         List of Exhibits

Exhibit

T1A(i)	(1)	Copy of the Articles of Association of HSBC Bank USA, National Association.

T1A(ii)	(1)	Certificate of the Comptroller of the Currency dated July 1, 2004 as to the authority of HSBC Bank USA, National Association to commence business.

T1A(iii)	(2)	Certificate of Fiduciary Powers dated August 18, 2004 for HSBC Bank USA, National Association

T1A(iv)	(1)	Copy of the existing By-Laws of HSBC Bank USA, National Association.

T1A(v)		Not applicable.

T1A(vi)	(2)	Consent of HSBC Bank USA, National Association required by Section 321(b) of the Trust Indenture Act of 1939.

T1A(vii)		Copy of the latest report of condition of the trustee (September 30, 2012), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)		Not applicable.

T1A(ix)		Not applicable.

(1)                                 Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-118523 and incorporated herein by reference thereto.

(2)                                 Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-125197 and incorporated herein by reference thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 3rd day of January, 2013.

HSBC BANK USA, NATIONAL ASSOCIATION

By:	/s/ Herawattee Alli
Name:	Herawattee Alli
Title:	Vice President

Exhibit T1A (vii)

Federal Financial Institutions Examination Council

Board of Governors of the Federal Reserve System

OMB Number: 7100 0036

Federal Deposit Insurance Corporation

OMB Number: 3064 0052

Office of the Comptroller of the Currency

OMB Number: 1557 0081

Expires March 31, 2011

	Please refer to page i, Table of Contents, for the required disclosure of estimated burden.	1
Consolidated Reports of Condition and Income for A Bank With Domestic and Foreign Offices—FFIEC 031	(20040630) (RCRI 9999)

Report at the close of business September 30, 2012

This report is required by law; 12 U.S.C. §324 (State member banks); 12 U.S.C. § 1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National Banks.

I, John T. McGinnis, CFO

Name and Title of Officer Authorized to Sign Report

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions

Of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and believe.

issued by the appropriate Federal regulatory authority and is true and correct.
/s/ Irene Dorney
Director (Trustee)

/s/ Niall Booker
/s/ John T. McGinnis	Director (Trustee)
Signature of Officer Authorized to Sign Report
/s/ Richard Jalkut
11/2/2012	Director (Trustee)
Date of Signature

Submission of Reports

Each Bank must prepare its Reports of Condition and Income either:

(a)                                 in electronic form and then file the computer data file directly with the banking agencies’ collection agent, Electronic Data System Corporation (EDS), by modem or computer diskette; or

(b)                                 in hard-copy (paper) form and arrange for another party to convert the paper report to automated for. That party (if other than EDS) must transmit the bank’s computer data file to EDS.

For electronic filing assistance, contact EDS Call report Services, 2150 N. Prospect Ave., Milwaukee, WI 53202, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page to the hard-copy f the completed report that the bank places in its files.

FDIC Certificate Number     5     7     8     9     0

http://www.banking.us.hsbc.com Primary Internet Web Address of Bank (Home Page), if any (TEXT 4087) (Example: www.examplebank.com)	HSBC Bank USA, NATIONAL ASSOCIATION Legal Title of Bank (TEXT 9010) McLean City (TEXT 9130)
	VA State Abbrev. (TEXT 9200)	22102 ZIP Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

REPORT OF CONDITION

Consolidated domestic subsidiaries

HSBC Bank USA, National Association	of Buffalo
Name of Bank	City

in the state of New York, at the close of business  September 30, 2012

		Thousands of dollars
ASSETS
Cash and balances due from depository institutions:
a. Non-interest-bearing balances currency and coin		1,383.501
b. Interest-bearing balances		13,348,035
Held-to-maturity securities		1,730,107
Available-for-sale securities		62,023,066
Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold in domestic offices		0
b. Securities purchased under agreements to resell		11,677,840
Loans and lease financing receivables:
Loans and leases held for sale		1,056,361
Loans and leases net of unearned income	60,719,572
LESS: Allowance for loan and lease losses	637,101
Loans and lease, net of unearned income, allowance, and reserve		60,082,471
Trading assets		35,485,119
Premises and fixed assets		287,898
Other real estate owned		94,441
Investments in unconsolidated subsidiaries		0
Customers’ liability to this bank on acceptances outstanding		1,072
Intangible assets: Goodwill		1,717,045
Intangible assets: Other intangible assets		252,584
Other assets		7,098,873
Total assets		196,238,413

LIABILITIES

Deposits:
In domestic offices		93,762,368
Non-interest-bearing	31,531,518
Interest-bearing	62,230,850
In foreign offices		39,129,411
Non-interest-bearing	1,782,137
Interest-bearing	37,347,274

Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased in domestic offices		2,791,082
b. Securities sold under agreements to repurchase		3,237,757

Trading Liabilities		18,045,371
Other borrowed money		5,073,964
Bank’s liability on acceptances		NA
Subordinated notes and debentures		6,402,049
Other liabilities		8,976,747
Total liabilities		177,418,749
Minority Interests in consolidated Subsidiaries		N/A
EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common Stock		2,002
Surplus		16,048,347
Retained earnings		1,911,085
Accumulated other comprehensive income		857,929
Other equity capital components		301
Total equity capital		18,819,664
Total liabilities, minority interests and equity capital		196,238,413